SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

ENVESTNET, INC.
(Name of Issuer)

Common Stock (Title of Class of Securities)

29404K106 (CUSIP Number)

David Maryles Managing Director, Legal and Compliance BlackRock, Inc. 50 Hudson Yards New York, NY 10001 (212) 810-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29404K106

1	NAMES OF REPORTING PERSONS BlackRock, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

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EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D (as amended, the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission on May 21, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 on June 10, 2021 and Amendment No. 2 on July 12, 2024, by and on behalf of BlackRock, Inc. (“BlackRock”), relating to the common stock, par value $0.005 per share (the “Common Stock”), of Envestnet, Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Annex A attached hereto.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to include the following:

On November 25, 2024 (the “Closing Date”), the Issuer completed its previously announced merger with BCPE Pequod Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of BCPE Pequod Buyer, Inc., a Delaware corporation (“Parent”). Pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 11, 2024, by and among the Issuer, Parent and Merger Sub, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving such merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Parent and Merger Sub are affiliates of vehicles managed or advised by Bain Capital Private Equity, LP (“Bain”).
At the effective time of the Merger (the “Effective Time”), each share of Common Stock that was issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock that were (a) owned by the Issuer or any direct or indirect wholly owned subsidiaries of the Issuer, (b) owned by Parent (or any of its affiliates), Merger Sub or any direct or indirect wholly owned subsidiaries of Parent (or any of its affiliates) or Merger Sub, (c) Rollover Shares (as defined in the Merger Agreement) or (d) held in treasury of the Issuer ((a)-(d) collectively, the “Owned Company Shares”), or (ii) shares of Common Stock as to which appraisal rights have been properly exercised in accordance with Delaware law), was automatically cancelled, retired and converted into the right to receive cash in an amount equal to $63.15 per share, without interest thereon, less any amounts required to be deducted or withheld in accordance with the Merger Agreement (the “Merger Consideration”). At the Effective Time, each Owned Company Share was automatically cancelled, retired and ceased to exist without any consideration delivered in exchange therefor.
Immediately prior to the Effective Time, the Rollover Shares, including all Rollover Shares held by a subsidiary of BlackRock, were contributed to the indirect parent company of Parent (“TopCo”) pursuant to the terms of the applicable support and rollover agreements (such agreement with respect to BlackRock, the “Rollover Agreement”) in exchange for non-voting equity interests in TopCo having an aggregate value equal to the Rollover Shares multiplied by the Merger Consideration. At the Effective Time, each Rollover Share was cancelled, retired and ceased to exist without any consideration delivered in exchange therefor.
In connection with the consummation of the Merger, the Common Stock was suspended from trading on The New York Stock Exchange (“NYSE”) prior to the opening of trading on November 25, 2024. In addition, NYSE has filed with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Act on Form 25 to delist and deregister the Common Stock from NYSE. As a result, the Common Stock will no longer be listed on NYSE.
The foregoing descriptions of the Merger Agreement and Rollover Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, which with respect to (i) the Merger Agreement was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2024 and (ii) the Rollover Agreement was filed as Exhibit 3 to Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 12, 2024, and is incorporated herein by reference.

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Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) and (b) The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference.

Item 5(c) is hereby amended to include the following:

(c) During the past 60-day period ended November 26, 2024, BlackRock effected trades in Common Stock for the purpose of ensuring that holdings of certain index-tracking funds and accounts for which certain of the Advisory Subsidiaries act as investment advisers track their respective indexes as accurately as possible. Annex B, attached hereto, sets forth transactions in the Common Stock, including such index-tracking trades, that were effected during the 60-day period ended November 26, 2024. The transactions in the Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.

Item 5(e) is hereby amended to include the following:

(e) As of November 25, 2024, BlackRock ceased to beneficially own more than 5% of the outstanding shares of the Issuer’s Common Stock. As a result, this Amendment No. 3 serves as an exit filing for BlackRock with respect to the Issuer.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2024	BLACKROCK, INC.

	By:	/s/ David Maryles
	Name:	David Maryles
	Title:	Attorney in Fact

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Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).
Executive Officers
Name	Principal Occupation or Employment	Business Address	Citizenship
Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Robert S. Kapito	President	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Stephen Cohen	Senior Managing Director and Chief Product Officer	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Marc Comerchero	Managing Director, Chief Accounting Officer and Global Controller	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Robert L. Goldstein	Senior Managing Director and Chief Operating Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Caroline Heller	Senior Managing Director and Global Head of Human Resources	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

J. Richard Kushel	Senior Managing Director and Head of the Portfolio Management Group	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Rachel Lord	Senior Managing Director and Head of International	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Martin Small	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Mark Wiedman	Senior Managing Director and Head of the Global Client Business	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Directors
Name	Principal Occupation or Employment	Business Address	Citizenship
Laurence D. Fink	BlackRock, Inc. – Chairman and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.
Robert S. Kapito	BlackRock, Inc. – President	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.
Pamela Daley	General Electric Company – Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

William E. Ford	General Atlantic – Chairman and Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. – President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue, 40th Fl New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation – Former Executive Chairman, Chairman, President and CEO	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Margaret “Peggy” L. Johnson	Agility Robotics, Inc. – Chief Executive Officer	Agility Robotics 32114 Mallard Ave Tangent, OR 97389	U.S.

Cheryl D. Mills	BlackIvy Group LLC – President and Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Amin H. Nasser	Saudi Arabian Oil Company – President and Chief Executive Officer	P.O. Box 5000, Dhahran, 31311, Kingdom of Saudi Arabia	Saudi Arabia

Gordon M. Nixon	Royal Bank of Canada – Former President, CEO and Board Member	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	Canada

Adebayo Ogunlesi	Global Infrastructure Partners – Chairman and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S. & Nigeria

Kristin Peck	Zoetis Inc. – Chief Executive Officer	Zoetis Inc. 10 Sylvan Way Parsippany, NJ 07054	U.S.

Charles H. Robbins	Cisco Systems, Inc. – Chairman and Chief Executive Officer	Cisco Systems, Inc. 300 West Tasman Drive San Jose, CA 95134	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. – Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Hans E. Vestberg	Verizon Communications Inc. – Chairman and Chief Executive Officer	Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Sweden

Name	Principal Occupation or Employment	Business Address	Citizenship
Susan L. Wagner	BlackRock, Inc. - Former Vice Chairman	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Mark Wilson	Aviva plc – Former Chief Executive Officer; AIA Group Ltd – Former President and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	New Zealand

Annex B

Transaction in Common Stock

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
BlackRock Financial Management, Inc.	September 30, 2024	-5,743	$ 62.62	Sell
BlackRock Fund Advisors	September 30, 2024	2,122	$ 62.62	Buy
BlackRock Fund Advisors	September 30, 2024	-17,706	$ 62.62	Sell
BlackRock Financial Management, Inc.	September 30, 2024	-261	$ 62.62	Sell
BlackRock Institutional Trust Company, National Association	October 01, 2024	-484	$ 62.62	Sell
BlackRock Financial Management, Inc.	October 01, 2024	-1,482	$ 62.59	Sell
BlackRock Financial Management, Inc.	October 01, 2024	3,654	$ 62.59	Buy
BlackRock Institutional Trust Company, National Association	October 02, 2024	-193	$ 62.59	Sell
BlackRock Fund Advisors	October 02, 2024	81	$ 62.60	Buy
BlackRock Financial Management, Inc.	October 02, 2024	812	$ 62.59	Buy
BlackRock Fund Advisors	October 03, 2024	-1,120	$ 62.63	Sell
BlackRock Financial Management, Inc.	October 03, 2024	-600	$ 62.63	Sell
BlackRock Financial Management, Inc.	October 04, 2024	-994	$ 62.59	Sell
BlackRock Financial Management, Inc.	October 07, 2024	4,353	$ 62.63	Buy
BlackRock Institutional Trust Company, National Association	October 08, 2024	-104	$ 62.60	Sell
BlackRock Fund Advisors	October 10, 2024	-19,317	$ 62.63	Sell
BlackRock Institutional Trust Company, National Association	October 10, 2024	-59	$ 62.64	Sell
BlackRock Fund Advisors	October 14, 2024	22,315	$ 62.74	Buy
BlackRock Institutional Trust Company, National Association	October 17, 2024	-191	$ 62.73	Sell
BlackRock Fund Advisors	October 21, 2024	1,183	$ 62.75	Buy
BlackRock Advisors, LLC	October 24, 2024	-1,512	$ 62.77	Sell
BlackRock Institutional Trust Company, National Association	October 24, 2024	-115	$ 62.70	Sell
BlackRock Institutional Trust Company, National Association	October 25, 2024	-417	$ 62.73	Sell
BlackRock Institutional Trust Company, National Association	October 25, 2024	-38	$ 62.75	Sell
BlackRock Advisors, LLC	October 31, 2024	-4,482	$ 62.78	Sell
BlackRock Investment Management, LLC	October 31, 2024	-184	$ 62.78	Sell
BlackRock Institutional Trust Company, National Association	November 05, 2024	-142	$ 62.82	Sell
BlackRock Financial Management, Inc.	November 07, 2024	-2,180	$ 63.01	Sell
BlackRock Institutional Trust Company, National Association	November 07, 2024	2,180	$ 63.01	Buy
BlackRock Institutional Trust Company, National Association	November 08, 2024	41	$ 62.97	Buy
BlackRock Asset Management Ireland Limited	November 08, 2024	20,824	$ 62.97	Buy
BlackRock Fund Advisors	November 12, 2024	88	$ 63.02	Buy
BlackRock Institutional Trust Company, National Association	November 12, 2024	-2,180	$ 62.98	Sell
BlackRock Financial Management, Inc.	November 14, 2024	-451	$ 62.96	Sell
BlackRock Fund Advisors	November 15, 2024	89	$ 62.98	Buy
BlackRock Institutional Trust Company, National Association	November 15, 2024	121	$ 62.94	Buy
BlackRock Fund Advisors	November 20, 2024	35,173	$ 63.10	Buy
BlackRock Financial Management, Inc.	November 22, 2024	-4,369	$ 63.14	Sell
BlackRock Institutional Trust Company, National Association	November 22, 2024	-3,831	$ 63.14	Sell
BlackRock Asset Management Ireland Limited	November 22, 2024	-52,996	$ 63.14	Sell
BlackRock Advisors, LLC	November 25, 2024	-1,286,437	$ 63.15	Sell
BlackRock Asset Management Canada Limited	November 25, 2024	-8,341	$ 63.15	Sell
BlackRock Asset Management Ireland Limited	November 25, 2024	-130,718	$ 63.15	Sell
BlackRock Asset Management Schweiz AG	November 25, 2024	-6,210	$ 63.15	Sell
BlackRock Financial Management, Inc.	November 25, 2024	-2,371,512	$ 63.15	Sell
BlackRock Financial Management, Inc.	November 25, 2024	10,516	$ 63.15	Buy
BlackRock Fund Advisors	November 25, 2024	-4,359,363	$ 63.15	Sell
BlackRock Fund Managers Ltd	November 25, 2024	-7,154	$ 63.15	Sell

B-1

BlackRock Institutional Trust Company, National Association	November 25, 2024	2,400	$ 63.15	Buy
BlackRock Institutional Trust Company, National Association	November 25, 2024	-1,251,706	$ 63.15	Sell
BlackRock Investment Management (Australia) Limited	November 25, 2024	-103	$ 63.15	Sell
BlackRock Investment Management (UK) Limited	November 25, 2024	-20,878	$ 63.15	Sell
BlackRock Investment Management, LLC	November 25, 2024	-127,827	$ 63.15	Sell

B-2